                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004


                            BAYER AKTIENGESELLSCHAFT
                               BAYER CORPORATION*
                 (Translation of registrant's name into English)

                             Bayerwerk, Gebaeude W11
                              Kaiser-Wilhelm-Allee
                                51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X       Form 40-F
                                        ----               ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
                                                      -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
                                                      -----


     Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No  X
                                     ----       ----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              -----




* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.


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     BAYER PROPOSES EUR 0.50 DIVIDEND PER SHARE

Operating result improved in 2003 /
Balance sheet impacted by impairment charges as announced

--------------------------------------------------------------------------------

LEVERKUSEN - Bayer AG's Supervisory Board today accepted the proposal of the Board of Management to recommend to the Annual Stockholders' Meeting on April 30, 2004, a dividend for fiscal 2003 of EUR 0.50 per share. With some 730 million shares, this would represent a payout of EUR 365 million. In 2002, a dividend of EUR 0.90 per share was paid.

"We improved earnings from operations in 2003. However, our balance sheet was impacted by impairment charges - announced in December - prompted by the planned carve-out of certain chemicals and polymers activities. The dividend proposal takes account of these special items but remains in line with Bayer's dividend policy, which is based on the earnings capability of our business activities and our strong cash flow," said Werner Wenning, Chairman of the Board of Management of Bayer AG.

The Group's annual financial statements will be presented and discussed at the Spring Financial News Conference on March 18.

Leverkusen,       March 11, 2004
fo                (2004-0096E)

Your contact:
GUENTER FORNECK, TEL.: +49 214 30-50446, FAX: +49 214 30-55156
E-mail: guenter.forneck.gf@bayer-ag.de

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Bayer Aktiengesellschaft
                                         (Registrant)



                                 By:        /s/   ppa. Alexander Rosar
                                         -------------------------------------
                                         Name:  Alexander Rosar
                                         Title:  Head of Investor Relations


                                 By:        /s/     Armin Buchmeier
                                         --------------------------------
                                         Name:  Armin Buchmeier
                                         Title:  Senior Counsel

Date: March 11, 2003